GUGGENHEIM SECURITIES, LLC

330 Madison Avenue

New York, NY 10017

April 6, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	JATT II Acquisition Corp Registration Statement on Form S-1 (File No. 333-294294) (“Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 3, 2026, in which we, the representative of the underwriters of the offering (the “Representative”), joined in the request of JATT II Acquisition Corp (the “Company”) to accelerate the effective date of the above-referenced registration statement for April 6, 2026 at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representative, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

By:	/s/ Michael Jiang
Name:	Michael Jiang
Title:	Senior Managing Director